Exhibit 11.2

GORILLA TECHNOLOGY GROUP INC.

INSIDER TRADING AND COMMUNICATIONS POLICY

Policy as to Trades in the Company’s Securities By Company Personnel

and

Treatment of Confidential Information

1. Purpose.

Both the Securities and Exchange Commission (the “SEC”) and Congress are very concerned about maintaining the fairness and integrity of the U.S. capital markets. The securities laws are continually reviewed and amended to prevent people from taking advantage of “inside information” and to increase the punishment for those who do. These laws require publicly-traded companies to have clear policies on insider trading. If companies like ours do not take active steps to adopt preventive policies and procedures covering securities trades by company personnel, the consequences could be severe.

We are adopting this Insider Trading and Communications Policy to avoid even the appearance of improper conduct on the part of anyone employed by or associated with Gorilla Technology Group Inc. and its subsidiaries and branches (collectively, the “Company”) (not just so-called insiders). We have all worked hard to establish our reputation for integrity and ethical conduct. We cannot afford to damage this reputation.

2. Applicability.

This policy applies to all employees, officers, members of the Board of Directors, consultants and contractors of the Company or any subsidiary of the Company (the “Individuals”). This policy also applies to family members, other members of a person’s household and entities controlled by a person covered by this policy, as described below. This policy applies to all trading or other transactions in the Company’s securities, including common shares, options to purchase common shares and restricted share units and any other securities that the Company may issue, such as preferred shares, notes, bonds and convertible securities, as well as to derivative securities relating to any of the Company’s securities, whether or not issued by the Company.

3. The Consequences.

The consequences of insider trading violations can be substantial:

For Individuals or Family Members who trade on inside information (or tip information to others):

●	jail term of up to 20 years (30 years in certain circumstances);

●	civil penalty of up to three times the profit gained or loss avoided; and

●	criminal fine (no matter how small the profit) of up to $5 million.

For a company (as well as possibly any supervisory person) that fails to take appropriate steps to prevent illegal trading:

●	civil penalty of the greater of $1 million or three times the profit gained or loss avoided as a result of the Individual’s violation; and

●	criminal penalty of up to $25 million.

In addition, plaintiffs may claim that Individuals, Family Members, Controlled Entities or the Company are also liable to contemporaneous traders.

Further, if the Company has a reasonable basis to conclude that an employee has violated the Company’s Insider Trading and Communications Policy, whether or not knowingly, the Company may impose sanctions, including dismissal for cause. Needless to say, any of the above consequences, even an SEC investigation that does not result in prosecution, can tarnish one’s reputation (as well as the Company’s) and irreparably damage a career. Finally, the size of a transaction has no impact on potential insider trading liability. In the past, even relatively small trades (e.g., trades as small as $400) have resulted in SEC investigations and lawsuits.

4. Our Policy.

No Trading When in Possession of Material Non-Public Information. If a member of the Board of Directors, officer, any employee, consultant or contractor of the Company or any subsidiary of the Company has possession of material non-public information (often referred to as “inside information”) relating to our Company or any other company as to which the person receives information not available to investors generally, it is our policy that neither that person nor any related person may buy or sell securities of the Company, make a gift of Company securities, or engage in any other action to take advantage of, or pass on to others, that information. This policy also applies to information relating to any other company, including our customers or partners, obtained in the course of you rendering services to the Company or any subsidiary of the Company.

Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are no exception. Even the appearance of an improper transaction must be avoided to preserve our reputation for adhering to the highest standards of conduct.

What is Material Information? “Material information” is any information that a reasonable investor would consider important in deciding whether to buy, hold or sell securities of the Company or any securities of any other company as to which the person receives information not available to investors generally. In short, “material information” includes any information that reasonably could affect the price of our securities or any other securities. Either positive or negative information may be material. It can be information about the Company or about a company with which we do business.

Examples: Common examples of information that will frequently be regarded as material are:

-	earnings information and quarterly results;

-	projections of future earnings, losses or other business activity;

-	news of a possible merger, acquisition or tender offer;

-	news of a possible customer agreement, collaboration, joint venture or partnership;

-	significant new products, stations or services or delays in new product, station or service introduction or development;

-	plans to raise additional capital through share sales or otherwise;

-	bank borrowings or other financing transactions out of the ordinary course;

-	gain or loss of a significant partner, customer, supplier or contract;

-	pending or threatened significant litigation, or the resolution of such litigation;

-	regulatory approvals or changes in regulations;

-	discoveries, or grants or allowances or disallowances of patents;

-	changes in management;

-	changes in auditors or a determination that the Company’s financial statements can no longer be relied upon;

-	news of a significant sale of assets;

-	significant cybersecurity incidents, such as a data breach;

-	impending bankruptcy, financial liquidity problems or a restructuring; and

-	changes in dividend policies, declaration of a share split and share repurchase plans.

What is Non-public Information? Information is “non-public” if it has not been disseminated in a manner making it available to investors generally, which typically entails broad dissemination through a press release to national wire services or a filing with the SEC. Speeches, television or radio appearances, magazine articles and website postings do not always suffice to render information public. The SEC has stated that insiders must wait a reasonable time after disclosure before trading and that what constitutes a reasonable time depends on the circumstances of the dissemination.

20/20 Hindsight. Remember, if your securities transactions become the subject of scrutiny, they will be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any transaction you should carefully consider how regulators and others might view your transaction in hindsight.

Transactions by Family Members. The same restrictions apply to your immediate family members and others living in your household (collectively, “Family Members”). You are responsible for the compliance of your Family Members.

Transactions by Entities that You Influence or Control. This policy also applies to any entities that you influence or control, including any corporations, partnerships or trusts (collectively referred to as “Controlled Entities”), and transactions by these Controlled Entities should be treated for the purposes of this policy and applicable securities laws as if they were for your own account.

Transactions of Non-Residents. The same restrictions apply regardless of whether a person is resident within the United States.

Do Not Pass Information to Others. Whether the information is proprietary information about our Company or information that could have an impact on our share price, Individuals, Family Members, and Controlled Entities must not pass the information on to others. It is illegal to advise others to trade on the basis of undisclosed material information. Liability in these cases can extend to both the “tippee” — the person to whom the insider disclosed inside information — and you, as the “tipper,” and will apply whether or not you derive any benefit from another’s actions. You should not make recommendations to others concerning the purchase or sale of securities of the Company. You should never trade, tip or recommend securities (or otherwise cause the purchase or sale of securities) while in possession of material nonpublic information about any other company that was obtained in the course of your involvement with the Company, including communicating material nonpublic information to, any other person or otherwise disclose such information without the Company’s authorization.

When Information is Public. As you can appreciate, it is also improper for any Individual to enter a trade immediately after the Company has made a public announcement of material information, including earnings releases. We impose certain “trading blackouts” to ensure that the Company’s shareholders and the investing public will be afforded the time to receive the information and act upon it. These are discussed below under the heading “Trading Blackouts.” To avoid the appearance of impropriety, as a general rule, you should not engage in any transaction until at least two full trading days have passed following the release of the information. Thus, if an announcement were made after the market close on a Monday, Thursday generally would be the first day on which you would be able to trade. If an announcement were made after the market close on a Friday, Wednesday generally would be the first eligible trading day.

Pre-Clearance of Trades of Company Shares. To provide assistance in preventing inadvertent violations and avoiding even the appearance of an improper transaction (which could result, for example, where an Individual engages in a trade while unaware of a pending major development), all members of the Board of Directors, the Company’s Chief Executive Officer, Chief Financial Officer, Chief Innovation Officer, Chief Delivery Officer and any other executive officer of the Company (“Officers”), and certain employees of the Company and its subsidiaries in a position to have access to material non-public information or designated on a pre-clearance list by our Chief Executive Officer or Chief Financial Officer from time to time, which may include legal and finance personnel, certain pre-determined insiders (“Pre-Determined Insiders”) and the Family Members and Controlled Entities of such persons must obtain pre-clearance in writing from our General Counsel (in the absence of a General Counsel, our Chief Financial Officer) of all transactions in Company securities (acquisitions, dispositions, transfers, gifts, etc.). For purposes of this paragraph, any venture capital fund or other entity that engages in the investment of securities in the ordinary course of its business (e.g., an investment fund or partnership) other than for an employee, officer or a director’s own account, if such entity has established its own insider trading controls and procedures in compliance with applicable securities laws, shall not constitute a “Controlled Entity.” You must submit a written request for pre-clearance of a transaction no later than two business days before the proposed date of execution of the transaction unless you obtain a waiver from the Audit Committee of the Board of Directors, and shall be valid for five business days from the date such pre-clearance is granted.

Pre-clearance does not relieve anyone of their responsibility under SEC rules. All Individuals, whether subject to pre-clearance or not, are responsible for adherence to this Insider Trading and Communications Policy, including, but not limited to: not tipping or trading on insider information; not trading during trading blackout periods; not trading for two full trading days after earnings announcements or other significant Company announcements; and not trading in securities on a short-term basis. Individuals normally not subject to pre-clearance are still responsible for written pre-clearance for the sale of shares purchased in the open market and that has been owned less than six months. If any Individual is in doubt of whether or not pre-clearance is required, the Individual should inquire with our General Counsel (in the absence of a General Counsel, our Chief Financial Officer) or obtain pre-clearance as a cautionary measure.

Trading Blackouts. From time to time, the Company may require that members of the Board of Directors, officers, employees of the Company and subsidiaries of the Company and others, including Family Members and Controlled Entities, to suspend trading because of developments known to the Company and not yet disclosed to the public. In that event, these persons are advised not to engage in any transaction involving the purchase or sale of the Company’s securities during that period, and should not disclose to others the fact that they have been suspended from trading (other than as strictly necessary to prevent Family Members and Controlled Entities from trading). The Company will also require the following mandatory trading blackout:

●	Earnings Trading Blackouts – All members of the Board of Directors of the Company or its subsidiaries, Officers, Pre-Determined Insiders and the Family Members and Controlled Entities of such persons will be subject to a share trading blackout period beginning two weeks prior to the end of a fiscal quarter until two full trading days has passed after earnings for that quarter are released. Any such person may request an exception to the blackout period by sending a written request to the Company’s Chief Financial Officer or General Counsel (if applicable) if such person does not believe themselves to be in possession of material non-public information. Exceptions to a share trading blackout period can only be approved by the Audit Committee of the Board of Directors, or, in the case of an exception sought by a member of the Audit Committee of the Board of Directors, by the remaining members of the Board of Directors. All such persons whose employment or affiliation with the Company ceases during a blackout period shall remain subject to the blackout period for the duration of the blackout period.

Of course, no trading should be done at any time that an Individual is actually aware of a major undisclosed corporate development.

Options/RSUs. Cash exercise of options currently may be done at any time. This policy also does not apply to the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares subject to an option or restricted share unit to satisfy tax withholding requirements which occur as a result of certain option exercises or the vesting or settlement of any restricted share units. Same-day-sales to exercise share options are subject to trading windows, as are any other market sale of shares subject to an option or restricted share unit for the purpose of generating the cash needed to pay the exercise price and/or taxes (a “sell to cover”).

Exception for Approved 10b5-1 Plans. Trades by Individuals in the Company’s securities that are executed pursuant to an approved 10b5-1 trading plan (a “Trading Plan”) are not subject to the prohibition on trading on the basis of material non-public information contained in this Insider Trading and Communications Policy or to the restrictions set forth above relating to pre-clearance procedures and blackout periods.

SEC Rule 10b5-1 provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements. It does not prevent someone from bringing a lawsuit. This Insider Trading and Communications Policy permits Individuals to adopt Trading Plans with brokers that outline a pre-set plan for trading of the Company’s securities, including those received upon the exercise of options and settlement of restricted share units. Trading Plans are to be implemented only during open windows and when the individual is not aware of any material non-public information.

Any Trading Plan must comply with SEC Rule 10b5-1 and be approved in writing in advance by our Chief Financial Officer or General Counsel (if any) and the establishment of such a Trading Plan with respect to an Individual may be publicly announced by the Company.

Revocation/Amendments to Trading Plans. An Individual may revoke such Individual’s Trading Plan at any time, subject to the terms of the Individual’s Trading Plan. Revocation is effected upon written notice to the broker. However, if the Individual terminates the Trading Plan after the first option exercise or share sale, then the Individual must cancel all outstanding Trading Plans and agree not to enter into another Trading Plan until three months after termination of the Trading Plan.

Under certain circumstances, a Trading Plan must be revoked. This includes circumstances such as the announcement of a merger or the occurrence of an event that would cause the transaction either to violate the law or to have an adverse effect on the Company. The Chief Financial Officer, General Counsel (if any) or their designee or any share administrator of the Company is authorized to notify the broker in such circumstances, thereby insulating the insider in the event of revocation.

Amendments to Trading Plans will not be allowed once the Trading Plan is in place.

Post-Termination Transactions. This Insider Trading and Communications Policy continues to apply to your transactions in Company securities even after your employment, board service or consulting services terminate. If you are in possession of material nonpublic information when your service to the Company or a subsidiary of the Company terminates, you may not trade in Company securities until that information has become public or is no longer material.

5. Additional Prohibited Transactions.

We believe it is improper and inappropriate for any of the Individuals to engage in short-term or speculative transactions involving Company securities. We believe that this trading can reflect badly on the Company and that Individuals should not engage in any types of transactions that are commonly viewed as a form of “betting” for or against the Company. Accordingly, it is the Company’s policy that members of the Board of Directors, officers, employees, consultants and contractors may not engage in any of the following activities with respect to securities of the Company, without prior written pre-clearance:

●	Director and officer cashless exercise – In response to the restrictions set forth in the Sarbanes-Oxley Act of 2002, the Company will not arrange with brokers to administer cashless exercises on behalf of directors and officers of the Company. Directors and officers of the Company may only utilize the cashless exercise feature of their options if (i) the director or officer retains a broker independently of the Company, (ii) the Company’s involvement is limited to confirming that it will deliver the shares promptly upon payment of the exercise price and (iii) the director or officer uses a “T+3” cashless exercise arrangement, in which the Company agrees to deliver shares against the payment of the purchase price on the same day the sale of the shares underlying the option settles. Under a T+3 cashless exercise, a stock broker, the issuer, and the transfer agent of the issuer work together to make all transactions settle simultaneously. This approach is to avoid any inference that the Company has “extended credit” in the form of a personal loan to the director or executive officer. Any employee who has any questions about cashless exercises may obtain additional guidance from our Chief Financial Officer or General Counsel (if any).

●	Director and officer trading during pension and 401(k) plan blackout periods – If Company securities are available as an investment option or used as a Company match in the Company’s 401(k) plan, directors and officers of the Company are prohibited from trading Company securities during pension and 401(k) plan blackouts, if any, in response to the restrictions set forth in the Sarbanes-Oxley Act of 2002.

●	Trading in securities on a short-term basis — As a general rule, any Company securities purchased in the open market (i.e., not including shares purchased upon exercise of an employee share option or restricted share unit or under an employee share purchase plan) should be held for a minimum of six months and ideally longer. The top executives and members of the Board of Directors of the Company are already subject to the SEC’s “short-swing” profit rule, which penalizes purchases and sales within any six-month period. Any employee who wishes to sell Company securities that were purchased in the open market and that have been owned less than six months must obtain prior written clearance from our Chief Financial Officer or General Counsel (if any). You must submit a written request for pre-clearance of a transaction no later than three business days before the proposed date of execution of the transaction.

●	Short sales of Company securities — This involves selling Company securities that you do not own in the expectation that the price of the securities will fall, or as part of an arbitrage transaction.

●	Buying or selling puts or calls, or their equivalent positions, on Company securities — This includes options and derivatives trading on any of the stock exchanges or futures exchanges, including cashless collars.

●	Margin accounts or pledging. This means securities held in a margin account as collateral for a margin loan, and securities pledged (or hypothecated) as collateral for a loan. This also includes borrowing from a brokerage firm, bank or other entity in order to buy Company securities (other than in connection with a so-called “cashless” exercise of options under the Company’s share plans).

●	Hedging. Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. Such hedging transactions may permit a director, officer or employee to continue to own Company securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, the director, officer or employee may no longer have the same objections as the Company’s other shareholders.

6. Confidential Information and Communications with the Media and External Parties.

Unauthorized disclosure of internal information relating to the Company (including information regarding the Company’s commentary or views on specific issues, employees, members of the Board of Directors, facilities, business operations, products or services or the Company’s partners, suppliers or customers) could cause competitive harm to the Company and in some cases could result in liability for the Company. Establishing rules and procedures to promote consistent, effective, and appropriate communications with external parties are necessary to build and reinforce the Company’s positive reputation and public image.

Unauthorized Disclosure. Individuals should not disclose internal information about the Company to anyone outside the Company, except as required in the performance of regular duties for the Company. The “applicable communications channels” include all messages and information directed to audiences outside the Company, whether by telephone, letter, email, newsletters, marketing materials, social media channels, online publications, interviews, speeches, presentations, participation on panels, testimonials, or press releases. In this regard, Individuals are prohibited from posting internal information about the Company on a “bulletin board” or “blog” on the Internet or on any applicable communications channel, communicating about the Company and its business in Internet-based “chat” rooms, blogs or other interactive web technologies, or having a blog that discusses the Company and its business. Examples of audiences outside the Company include customers, prospects, suppliers, business partners, regulators, industry and financial analysts, consultants, so-called “expert networks,” media, and the general public.

Communications with the Media, Securities Analysts and Investors. Communications on behalf of the Company with the media, securities analysts and investors must be made only by specifically designated representatives of the Company, as communications may be regulated by federal securities laws including but not limited to Regulation FD. Unless you have been expressly authorized to make such communications, if you receive any inquiry relating to the Company from the media, a securities analyst or an investor, you should refer the inquiry to our Chief Financial Officer or General Counsel (if any).

Safeguarding Confidential Information. Care must be taken to safeguard the confidentiality of internal information. For example, sensitive documents should not be left lying on desks, and visitors should not be left unattended in offices containing internal company documents. Particular care must be taken if working on a plane, train, or public transportation, or in a location outside of one or our offices.

Rumors. Rumors concerning the business and affairs of the Company may circulate from time to time. Our general policy is not to comment upon those rumors. Individuals should also refrain from commenting upon or responding to rumors and should refer any requests for comments or responses to our Chief Financial Officer or General Counsel (if any).

Analyst Reports. The Company views analyst reports as the proprietary information of the analyst’s firm. The Company will not provide such reports on our corporate or other websites or through any other means to persons outside of the Company. The Company should avoid directing anyone outside the Company to an analyst report, in part to avoid the appearance of endorsing such a report.

Crisis Communications. Situations may occasionally arise that could be unfavorably perceived by the public. In a crisis situation, events beyond the Company’s control may threaten to damage the Company’s relationships with customers, partners, employees, and other stakeholders, or the Company’s reputation, financial position, and other important interests.

7. Company Assistance.

Any person who has any questions about specific transactions may obtain additional guidance from our Chief Financial Officer or our General Counsel (if any).

Remember, however, you are ultimately responsible for adhering to this Insider Trading and Communications Policy and avoiding improper transactions. In this regard, it is imperative that you use your best judgment.

8. Modifications.

This Insider Trading and Communications Policy has been approved by the Company’s Board of Directors. Officers of the Company may, from time to time, make non-substantive modifications to this Insider Trading and Communications Policy (including, without limitation, substitution of the names of the appropriate contact persons within the Company) with subsequent notice to the Company’s Board of Directors or the Nominating and Corporate Governance Committee of the Board of Directors.

9. Acknowledgements.

All directors, officers, employees, consultants and contractors of the Company and its subsidiaries will be required to acknowledge, electronically or in writing, their understanding of, and intent to comply with, this Insider Trading and Communications Policy. This agreement will constitute each such person’s consent for the Company to issue any necessary stop-transfer orders to the Company’s transfer agent to enforce compliance with this policy. As a condition of continued employment or engagement, all employees, contractors and consultants must periodically acknowledge, electronically or in writing, that they have read and agree to abide by this policy.

ACKNOWLEDGMENT

I have received and read a copy of the Gorilla Technology Group Inc. Insider Trading and Communications Policy and I understand and agree to comply with the specific requirements of the policy. I agree that I will be subject to sanctions imposed by the Company, in its discretion, for violation of the Company’s policy, including dismissal for cause, and that the Company may give stop-transfer and other instructions to the Company’s transfer agent against transfer of Company securities by me in a transaction that the Company considers to be in contravention of this policy.

Signed:___________________________________

Printed Name:________________________________

Date:___________________________________